Exhibit 99.1

Notification of Directors’ Interests pursuant to Companies Act 1985 Section 324 (2) and Section 329.

Imperial Tobacco Group PLC was today advised that the following directors sold ordinary shares of 10p each in the Company in order, amongst other things, to satisfy their Income Tax liabilities arising on the exercise of options under the LTIP as detailed in our announcements dated 26 November 2004 and 21 January 2005 and the vesting of awards under the Share Matching Scheme as detailed in our announcement dated 31 January 2005.

The respective sales are detailed below: -

Name	Date sold	Price per share	Number Sold
		(pounds sterling)
Gareth Davis	2 February 2005	14.1186	70,000
Robert Dyrbus	2 February 2005	14.1186	55,000
David Cresswell	2 February 2005	14.1186	18,221
Bruce Davidson	2 February 2005	14.1186	13,377
Frank Rogerson	2 February 2005	14.1186	18,883

The directors’ holdings of ordinary shares following these trades are set out below: -

Name	Holding at 2 February 2005	Holding at 30 September 2004

Gareth Davis	319,181	286,938
Robert Dyrbus	206,702	197,996
David Cresswell	89,834	83,113
Bruce Davidson	142,803	123,552
Frank Rogerson	84,093	76,430

T Williams
Deputy Company Secretary

Copies of all of our announcements are available on our website: www.imperial-tobacco.com